UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom stabilizes its business in Germany and grows in mobile communications

Nov 08, 2007

•	Free cash flow of EUR 5.8 billion almost at full-year target already

•	percentage of new DSL customers at 48 percent in third quarter

•	T-Systems increases international revenue by 8.3 percent in first nine months

During the third quarter of 2007, Deutsche Telekom stabilized its business in Germany and recorded further growth internationally, primarily with its mobile communications activities. While the Group’s total revenue in the first three quarters rose by 2.8 percent year-on-year to EUR 46.7 billion, its international revenue improved by 14.4 percent. At EUR 23.7 billion, Deutsche Telekom’s international revenue consequently accounts for roughly half (50.7 percent) of its total revenue. The cost savings imposed to help achieve the strategic goal of improving competitiveness in Germany started to take effect in the third quarter, with the Group as a whole recording adjusted EBITDA of EUR 14.7 billion in the first three quarters of the financial year and posting a slight year-on-year improvement in the third quarter at EUR 5.1 billion. “We are fully on track to meet our targets for 2007,” said René Obermann, CEO of Deutsche Telekom AG.

Deutsche Telekom expects to meet its adjusted EBITDA forecast of around EUR 19 billion for the financial year and has almost reached its target of EUR 6 billion ahead of schedule with free cash flow amounting to EUR 5.8 billion at the end of the third quarter. The Group therefore anticipates that its free cash flow (before payment of dividends) will actually exceed projections and reach around EUR 6.5 billion in 2007.

Deutsche Telekom also continued to improve its competitiveness through product marketing. The Broadband/Fixed Network business area attracted 48 percent of all new broadband customers in the German market, slightly surpassing the projected 40 to 45 percent for the full year. The Mobile Communications business area also posted significant customer growth: globally, the number of customers increased by over 7 million to 113.7 million compared with the end of 2006. In the Business Customers segment, T-Systems recorded a slight year-on-year increase in revenue generated outside Germany thanks to international contracts and the consolidation of gedas.

Implementation of strategic goals: focus, fix and grow

In addition to becoming more competitive in Germany, Deutsche Telekom continued to successfully implement its ‘focus, fix and grow’ strategy in the third quarter, furthering its policy of growing with mobile communications by acquiring France Telecom’s mobile communications operations in the Netherlands (Orange NL) and entering into an agreement to acquire SunCom in the United States and thus boosting its presence on international markets. At the same time, Deutsche Telekom increased its operating earnings from mobile communications, expanding its EBITDA margin both year-on-year and compared with the previous two quarters. The main driver of this growth was T-Mobile UK, which recorded an EBITDA margin of 29.2 percent in the third quarter, up from 23.4 percent in the second quarter. The Mobile Communications business area boosted its revenue by almost 10 percent year-on-year in the first three quarters of 2007. Revenue rose by 9.9 percent organically and through acquisitions to EUR 25.9 billion, compared with EUR 23.6 billion in the first nine months of 2006. “Our growth story in mobile communications is working. And we expect it to stay that way,” said René Obermann.

With regard to the mobilization of the Internet Web 2.0, the number of customers using web’n’walk – T-Mobile’s mobile Internet service – in Europe increased by 413,000 customers in a single quarter, expanding the customer base to 2.8 million. Revenues from mobile Internet and data use surged 42 percent year-on-year in the first three quarters to EUR 1.4 billion. “We expect the launch of the iPhone in Germany to give us a further edge over our competitors and that this first-class product will further promote data usage in mobile communications,” emphasized René Obermann. In its Broadband/Fixed Network business, Deutsche Telekom reinforced its Internet position by increasing its stake in ImmobilienScout24, Germany’s leading real estate portal.

Overview of key indicators – outlook

Deutsche Telekom’s adjusted net profit decreased by 27.5 percent to EUR 2.2 billion after nine months. The reported net profit of EUR 1.3 billion was some two-thirds below the 2006 figure. Special factors played a key role in this decline. The consolidation of PTC and tele.ring increased depreciation and amortization by EUR 0.6 billion while the 2008 corporate tax reform resulted in deferred tax assets being adjusted downward by EUR 0.7 billion. In addition, earnings in the previous year were boosted by the gain on the disposal of Celcom (EUR 0.2 billion) and by an adjustment of deferred tax assets in the United States (EUR 1.3 billion). In light of the strong balance sheet, positive net income, and the strong free cash flow generation Deutsche Telekom is committed to an attractive dividend policy for the company’s shareholders.

Next year, adjusted EBITDA will be impacted by the increase in expenditure related to rolling out the next-generation of mobile technology in the United States (3G) and for the expansion of broadband services such as Entertain in Germany. The Group therefore expects adjusted EBITDA to remain stable compared with the current financial year. This also applies to the free cash flow before payment of dividends which is expected to reach the higher level recorded in 2007.

The business areas at a glance

Mobile Communications

T-Mobile reported sustained robust growth in Germany with respect to contract customers, where the proportion of new customers rose by 39.4 percent year-on-year to 577,000 in the first three quarters of 2007. This development is chiefly attributable to the success of the Max flat rate, which attracted 272,000 net additions in the third quarter alone. By the end of September, a total of 811,000 customers had opted for this rate. The number of T-Mobile@home customers also increased substantially, climbing almost 150 percent year-on-year to over 1.8 million at the end of the third quarter. T-Mobile plans to strengthen its footprint in the German market with other innovative products. MyFaves was introduced in Germany in early October following its successful launch in the United States. The exclusive rights to market the iPhone have secured Deutsche Telekom an attractive product for its operations in Germany.

On account of the tough price competition on the German market, the positive customer development in the first three quarters was unable to make up for the dip in revenue at T-Mobile Deutschland, which was down 2.7 percent year-on-year at around EUR 6.0 billion. The drop in revenue also impacted EBITDA in Germany. T-Mobile reported adjusted EBITDA of EUR 2.2 billion for the first three quarters, a shortfall of 11 percent compared with the same period in 2006. On the back of the cost savings achieved, T-Mobile Deutschland’s EBITDA margin improved to 37.7 percent in the third quarter from 36.9 percent in the second quarter of 2007.

International business on a growth course – encouraging developments at T-Mobile UK

The number of mobile customers internationally rose by around 4.2 million in total during the first three quarters of the year. 3.7 million of these were contract customers, who account for around 88 percent of the net additions. Business at T-Mobile USA was particularly encouraging: with 2.7 million net additions so far this year, 73 percent of whom are contract customers. One of the main success factors in the United States is the MyFaves rate, which had almost five times as many customers at September 30, 2007, as at the end of 2006. 3.6 million customers are currently on this rate. The national companies in Eastern Europe and T-Mobile UK also reported customer growth compared with the previous year. The Flext rate continued to be in high demand in the United Kingdom, with 170,000 customers signing up for this calling plan in the third quarter alone. The number of Flext customers has therefore doubled compared with the end of September 2006 to 2 million.

The customer growth recorded outside of Germany is also reflected to a considerable extent in T-Mobile’s revenue. All national companies except for Germany increased their revenue to a total of EUR 20.1 billion in the first three quarters of the year, an increase of 14.3 percent year-on-year, due also to the first-time consolidation of PTC and tele.ring. This growth in international revenue is reflected in EBITDA as well. Adjusted EBITDA increased by 23.0 percent year-on-year in the first three quarters of the year. T-Mobile UK made a substantial contribution to this growth: over the nine-month period, the adjusted EBITDA margin rose disproportionately to revenue by 4.2 percentage points to 24.1 percent, and was as high as 29.2 percent in the third quarter. The buoyant growth is also being sustained in the United States. In the first nine months of the year, revenue at T-Mobile USA rose by 4.5 percent to EUR 10.6 billion, while EBITDA improved by 5.6 percent to around EUR 3.0 billion. On a dollar basis, the improvement in financial results was even more apparent: revenue growth of 12.8 percent and EBITDA up 14.1 percent over the first three quarters. The positive development of the mobile communications business in Eastern Europe is continuing to make a substantial contribution to business outside Germany as well.

Broadband/Fixed Network

In the Broadband/Fixed Network business area, there are signs that the ‘focus, fix and grow’ strategy is taking effect in Germany: in spite of the fierce competition and the considerable pressure it is under due to the regulatory framework, this business area succeeded in becoming more competitive. Although adjusted EBITDA in the Broadband/Fixed Network strategic business area was down 14.9 percent year-on-year in the first three quarters, adjusted EBITDA in Germany in the third quarter remained stable at around EUR 1.7 billion compared with the first and second quarters of 2007.

New customer growth with regard to broadband lines and complete packages continued to develop positively in Germany. At just under 48 percent, the percentage of new customers who had opted for broadband lines exceeded the projected target of 40 to 45 percent for the full year 2007. The number of broadband customers thus rose by 480,000 in the third quarter. As a result, 8.5 million customers in Germany now have a broadband line from T-Home. On the basis of resale offers, 3.5 million DSL lines are now technically operated by T-Home although marketed by competitors. As such, the number of DSL lines in Germany increased by around 28 percent year-on-year to more than 12 million. By the reporting date, approximately 9 million customers had also opted for one of the complete packages – an increase of around 1.5 million customers compared with the first six months of the year. Entertain – T-Home’s TV entertainment product – proved its suitability for the mass market with its relaunch at IFA and had been ordered by some 50,000 customers by the end of the third quarter.

The less positive revenue development is mainly attributable to the decline in call revenues and the loss of lines in Germany. 497,000 lines were lost in the third quarter; less than in the first two quarters, when 588,000 and 516,000 respectively were lost to competitors or substituted by mobile communications. Total revenue fell by 7.0 percent in the first three quarters of 2007 to EUR 17.1 billion. Outside Germany, the Broadband/Fixed Network business area nevertheless increased its revenue by 2.8 percent to EUR 2.1 billion compared with the first nine months of 2006.

T-Systems

International and domestic revenue trends also differed in the Business Customers segment. The international business, for example, reported a further revenue increase of 8.3 percent in the first nine months of 2007. In Germany, revenue fell by 10.3 percent year-on-year to EUR 7.0 billion in the first three quarters. This reflects the ongoing decline in prices, in both IT and telecommunications.

Total revenue in the Business Customers segment amounted to EUR 8.8 billion in the first nine months of 2007, down 7.0 percent compared with the same period in 2006. By contrast, net revenue decreased by just 3.1 percent to EUR 6.6 billion. The disproportionately large drop in internal revenue clearly demonstrates the contribution T-Systems makes to cutting the Group’s costs.

T-Systems’ adjusted EBITDA decreased by 18.3 percent in the first nine months to EUR 0.8 million; the decline in the third quarter, however, was only 9.3 percent compared with the same period in 2006. The slowing of this decline in the course of the year shows that T-Systems has successfully implemented its various cost saving and efficiency enhancement programs.

New orders in the Business Customers segment dropped slightly by 4.6 percent in the first three quarters of the year. Nevertheless, T-Systems won new high-revenue orders in and outside Germany, e.g., with alphyra, the Irish specialist in transaction systems; Schufa, the service provider for credit information; the energy utility Rätia; and the aviation company Jet Aviation.

The Deutsche Telekom Group at a glance*:

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,693	15,480	1.4	46,721	45,452	2.8	61,347

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
- Domestic	7,609	8,386	(9.3)	23,026	24,733	(6.9)	32,460
- International	8,084	7,094	14.0	23,695	20,719	14.4	28,887
Profit (loss) before income taxes	1,212	1,288	(5.9)	3,519	4,389	(19.8)	2,604
Adjusted profit before income taxes	1,638	1,646	(0.5)	4,189	4,711	(11.1)	5,564
Net profit	259	1,955	(86.8)	1,326	4,063	(67.4)	3,165
Adjusted net profit	1,058	990	6.9	2,195	3,026	(27.5)	3,850
EBITDA	4,920	4,741	3.8	14,276	14,378	(0.7)	16,321
EBITDA adjusted for special factors	5,132	5,099	0.6	14,716	14,886	(1.1)	19,434
Net cash from operating activities	5,137	3,563	44.2	10,352	9,258	11.8	14,222
Free cash flow before payment of dividends 1)	3,566	1,667	n.a.	5,837	3,829	52.4	2,983
Investments in property, plant and equipment, and intangible	1,686	1,950	(13.5)	5,293	5,919	(10.6)	11,806

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
assets (excluding goodwill)
Net debt at balance sheet date				36,502	38,269	(4.6)	39,555
Number of employees at balance sheet date				241,589	250,483	(3.6)	248,800

1)	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under “Investor Relations.”

Mobile Communications at a glance*:

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	8,875	8,169	8.6	25,925	23,600	9.9	32,040
Net revenue	8,694	7,979	9.0	25,412	23,061	10.2	31,308
Profit (loss) from operations	1,356	1,390	(2.4)	3,719	3,528	5.4	4,504
EBITDA	2,935	2,677	9.6	8,197	7,320	12.0	9,862
Adjusted EBITDA	2,938	2,682	9.5	8,227	7,325	12.3	9,902
Average number of employees	62,630	54,055	15.9	61,549	52,723	16.7	54,124

Broadband/Fixed Network at a glance*:

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	5,626	6,167	(8.8)	17,113	18,398	(7.0)	24,515
- Domestic	5,002	5,493	(8.9)	15,096	16,402	(8.0)	21,835
- International	632	674	(6.2)	2,052	1,996	2.8	2,680
Net revenue	4,712	5,150	(8.5)	14,409	15,317	(5.9)	20,366
Profit (loss) from operations	947	1,143	(17.1)	2,852	3,681	(22.5)	3,356
EBITDA	1,861	2,066	(9.9)	5,600	6,532	(14.3)	7,195
Adjusted EBITDA	1,968	2,233	(11.9)	5,743	6,751	(14.9)	8,748
Average number of employees	96,678	107,159	(9.8)	98,818	107,915	(8.4)	107,006

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Business Customers at a glance*:

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	2,917	3,174	(8.1)	8,785	9,445	(7.0)	12,869
- Domestic	2,308	2,596	(11.1)	6,976	7,775	(10.3)	10,530

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
- International	609	578	5.4	1,809	1,670	8.3	2,339
- Enterprise Services	1,950	2,103	(7.3)	5,883	6,218	(5.4)	8,533
- Business Services	967	1,071	(9.7)	2,902	3,227	(10.1)	4,336
Net revenue	2,184	2,265	(3.6)	6,606	6,818	(3.1)	9,301
New orders	2,348	2,739	(14.3)	9,172	9,619	(4.6)	14,379
Profit (loss) from operations	26	34	(23.5)	104	194	(46.4)	(835)
EBITDA	243	260	(6.5)	760	875	(13.1)	111
Adjusted EBITDA	291	321	(9.3)	832	1,018	(18.3)	1,291
Average number of employees	56,499	58,113	(2.8)	56,498	56,148	0.6	56,595

Group Headquarters & Shared Services at a glance*:

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	966	960	0,6	2.906	2.766	5,1	3.758
Net revenue	103	86	19.8	294	256	14.8	372
Profit (loss) from operations	(401)	(584)	31.3	(866)	(996)	13.1	(2,138)

	Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1-Q3 2007 millions of €	Q1-Q3 2006 millions of €	Change %	FY 2006 millions of €
EBITDA	(90)	(257)	65.0	(184)	(294)	37.4	(1,191)
Adjusted EBITDA	(37)	(134)	72.4	9	(161)	n.a.	(461)
Average number of employees	25,961	30,907	(16.0)	27,503	30,897	(11.0)	30,755

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the interim Group report.

Customer numbers as of Sept. 30, 2007

Broadband/Fixed Network

	Sept. 30, 2007	Sept. 30, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2,3)	13,264	10,245	3,019	29.5
- Domestic 4)	12,016	9,402	2,614	27.8
of which: retail	8,493	6,505	1,988	30.6
- International 2,3,5)	1,248	843	405	48.0
Broadband rates (total) 3,6)	9,323	6,144	3,179	51.7
of which: domestic	8,082	5,448	2,634	48.3

	Sept. 30, 2007	Sept. 30, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Narrowband
Lines (total) 1,7)	37,166	39,498	(2,332)	(5.9)
- Domestic	31,592	33,695	(2,104)	(6.2)
of which ISDN lines	8,704	9,181	(477)	(5.2)
- International 5)	5,575	5,803	(228)	(3.9)
Narrowband rates (total) 3,6)	2,506	3,474	(968)	(27.9)
Wholesale/resale
DSL resale 8)	3,719	3,040	679	22.3
of which: domestic	3,524	2,897	627	21.6
Unbundled local loop lines 9)	5,882	4,319	1,563	36.2

Comments on the Broadband/Fixed Network table:

The table includes broadband lines in Germany and abroad. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U. The total was calculated on the basis of precise figures and rounded to thousands.

1)	Lines in operation.
2)	Total of retail and resale.
3)	T-Online France was deconsolidated at the end of the first half of 2007 and T-Online Spain at the end of July 2007. The customer figures of T-Online France are therefore no longer reported; prior-year figures have been adjusted accordingly. Due to the deconsolidation of the two companies, the figures for Western Europe are no longer reported in the third quarter of 2007.
4)	Broadband lines, excluding for internal use.
5)	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
6)	Customers with a billing relationship include customers in Germany and outside Germany, including Magyar Telekom T-Hrvatski Telekom and Slovak Telekom.
7)	Telephone lines excluding lines for internal use and public telecommunications, including wholesale services.

8)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: included in total number of broadband lines.
9)	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Sept. 30, 2007	Sept. 30, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) (total)	113,675	103,483	10,192	9.8
in Europe	85,941	79,344	6,597	8.3
in the United States (T-Mobile USA)	27,734	24,139	3,595	14.9
T-Mobile Deutschland 2)	34,471	30,651	3,820	12.5
T-Mobile UK 3)	17,005	16,660	345	2.1
PTC 1)	12,722	11,912	810	6.8
T-Mobile Austria 1)	3,227	3,157	70	2.2
T-Mobile Netherlands	2,639	2,466	173	7.0
T-Mobile Czech Republic	5,207	4,823	384	8.0
T-Mobile Hungary	4,628	4,307	321	7.5

	Sept. 30, 2007	Sept. 30, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
T-Mobile Croatia	2,278	2,076	202	9.7
T-Mobile Slovakia	2,307	2,096	211	10.1
Other 4)	1,457	1,197	260	21.7

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first three quarters of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Customers who did not become active following this customer acquisition drive were derecognized in the third quarter. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Development of customer numbers in the third quarter of 2007

Broadband/Fixed Network

	Q3 2007	Q3 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2,3)	583	531	52	9.8
- Domestic 4)	504	439	65	14.8
of which: retail	480	82	398	485.4
- International 2,3,5)	79	92	(13)	(14.1)

	Q3 2007	Q3 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Broadband rates (total) 3,6)	706	446	260	(58.3)
of which: domestic	627	346	281	81.2
Narrowband
Lines (total) 1,7)	(559)	(584)	25	(4.3)
- Domestic	(497)	(538)	41	(7.6)
of which ISDN lines	(77)	(194)	117	(60.3)
- International 5)	(62)	(46)	(16)	(34.8)
Narrowband rates (total) 3,6)	(206)	(261)	(55)	21.1
Wholesale/resale
DSL resale 8)	33	358	(325)	(90.8)
of which: domestic	24	358	(334)	(93.3)
Unbundled local loop lines 9)	405	310	95	30.6

Comments on the Broadband/Fixed Network table:

The table includes broadband lines in Germany and abroad (Eastern Europe). The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U. The total was calculated on the basis of precise figures and rounded to millions.

1)	Lines in operation.
2)	Total of retail and resale.
3)

T-Online France was deconsolidated at the end of the first half of 2007 and T-Online Spain at the end of July 2007. The customer figures of T-Online France and Spain are therefore no longer reported; prior-year figures have been adjusted accordingly. Due to the deconsolidation of the two companies, the figures for Western Europe are no longer reported in the third quarter of 2007.
4)	Broadband lines, excluding for internal use.
5)	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
6)	Customers with a billing relationship include customers in Germany and outside Germany (Eastern Europe). Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom.
7)	Telephone lines excluding lines for internal use and public telecommunications, including wholesale services.
8)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: included in total number of broadband lines.
9)	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q3 2007	Q3 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) (total)	1,914	2,399	(485)	(20.2)
in Europe	1,057	1,598	(541)	(33.9)
in the United States (T-Mobile USA)	857	802	55	6.9
T-Mobile Deutschland 2)	142	236	(94)	(39.8)
T-Mobile UK 3)	219	(70)	289	n.a.
PTC 1)	196	994	(798)	(80.3)
T-Mobile Austria 1)	79	44	35	79.5

	Q3 2007	Q3 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
T-Mobile Netherlands	1	85	(84)	(98.8)
T-Mobile Czech Republic	68	88	(20)	(22.7)
T-Mobile Hungary	111	28	83	n.a.
T-Mobile Croatia	56	54	2	3.7
T-Mobile Slovakia	80	62	18	29.0
Other 4)	104	77	27	35.1

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first three quarters of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Customers who did not become active following this customer acquisition drive were derecognized in the third quarter. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 9, 2007